Exhibit No. 3

                                   May 15, 1997

The Board of Directors
Lexington B&L Financial Corp.
919 Franklin Avenue
Lexington, MO  64067

Gentlemen:

               I am in receipt of your May 12, 1997 release regarding your March quarter earnings and am disappointed. Expenses are up, again. The expense to asset ratio, now at 2.28%, shows the third increase in 3 quarters. Similarly, the efficiency ratio is now at the highest level of the past 4 quarters - 57%. With earnings of only $151,000 for the quarter, our stock continues to trade very rich, now at a lofty PE ratio of 27.6. Not only do these low earnings provide no impetus for stock price improvement, they are so low as to be apt to cause a meaningful price decline. If expenses must rise "due to an increase in employee salaries and benefits" it would be nice to see an offsetting increase in net interest income, so that the ratio of these two important measures does not show continued deterioration - now at 1.63%, down from 2.17% at 12/31 and down from 2.52% at 9/96.

               While not my primary concern, I note that I wrote you on April 27, 1997, suggesting strongly that you announce a dividend at the same time as you announce your earnings and there is no mention whatsoever in the release. My primary concern is that while you are spending much time building a home for yourselves, the foundation seems to be shaky. A house that cannot stand firmly alone, should not have additions put on.

               Before, or instead of, making acquisitions
     (i.e., Lafayette Bancshares), it would be far more prudent to shore-up the present operation, trimming costs, growing earnings, lowering capital through generous dividends, developing ROE, etc.





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Lexington B&L Financial Corp.
May 15, 1997
Page 2

               Real income continues to decline, from
     $216,000 (approx., before SAIF charge) for the September '96 quarter, to $205,000 for the December '96 quarter, to $151,000 for the March '97 quarter. I do not know how much longer I want to support the present course. Surely, remaining small as you are, is not the way to go. Achieving desired critical mass, and, at the same time, rewarding shareholders, would seem to compel unifying with a much larger financial institution.

               In the meantime, however, I believe it would be appropriate for you to declare a generous regular dividend, a special dividend and pursue stock reacquisition.

                           Very truly yours,



                           Jerome H. Davis
                             (signature)























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